Exhibit 99.1

PRESS RELEASE
Leitch Investor Contact: David Toews
Chief Financial Officer
Tel: +1 416-445-9640
Investors@leitch.com

Press Contact: Laura Whitaker
Vice President of Marketing Communications
Leitch Incorporated
Tel: +1 416-445-9640
Laura.Whitaker@leitch.com

www.leitch.com

June 7, 2005	FOR IMMEDIATE RELEASE

LEITCH TECHNOLOGY ANNOUNCES FOURTH QUARTER AND YEAR END RESULTS
Reports $0.07 Net Operating Income per share for the quarter, $0.25 for the year

TORONTO - Leitch Technology Corporation (TSX: LTV) today announced its financial results for the fourth quarter and year ended April 30, 2005. Revenue for the fourth quarter was $57.2 million (including $1.1 million of third-party equipment), representing a 37% increase from $41.9 million during the same period last year. Approximately 70% of the increase is due to the acquisitions of Inscriber and Videotek during fiscal 2005. Revenue for the year was $217.9 million (including $3.9 million of third-party equipment), increasing $63.3 million, or 41%, from $154.6 million during the prior year. Approximately $36 million, or 57% of the year over year increase, was due to the acquisitions of Videotek and Inscriber. Revenue in the current year was negatively impacted by $7 million, or 4%, compared to the prior year, due to currency fluctuations, primarily as a result of the weakening U.S. dollar in relation to the Canadian dollar. Revenue increased organically year over year by approximately 20% after removing the effects of acquisitions, foreign exchange and third-party equipment.

Earnings (loss) before amortization, equity interests adjusted for income taxes and restructuring charges ("Net Operating Income (Loss)" * see definition section below for explanation of this non-GAAP measure) for the quarter were $2.9 million, or $0.07 per share, compared to a loss of $(2.5) million, or $(0.07) per share during the same period last year. Net earnings for the fourth quarter were $2.0 million, or $0.05 per share, compared to a net loss of $(21.7) million, or $(0.63) per share during the same period last year. For the year ended April 30, 2005, the Net Operating Income was $9.6 million, or $0.26 per share, compared to a loss of $(15.2) million, or $(0.46) per share during the previous year. Net earnings for fiscal 2005 were $2.5 million, or $0.07 per share, compared to a net loss of $(37.3) million, or $(1.13) per share during fiscal 2004.

Leitch Technology Announces Fourth Quarter and Year End Results - 2

Gross margin for the quarter was $29.8 million, or 52% of revenue (53% excluding third-party equipment), compared to $19.2 million (excluding inventory charge of $9.6 million) or 46% of revenue, in the same period of fiscal 2004. Gross margin for the year was $105.8 million, or 49% of revenue, compared to $69.7 million (excluding inventory charge of $9.6 million), or 45% of revenue, for fiscal 2004.

“This has been a solid year for Leitch,” said Tim Thorsteinson, president and CEO of Leitch. “The growth in revenue of over $60 million is the largest year over year increase in the Company’s history. We improved profitability by over $25 million in one year. We improved gross margins to 53% in the fourth quarter. We continued to introduce new HD products, such as the X75™HD and the NEXIOTM HD, our high-definition server, and finished the year with one of the broadest HD portfolios in the industry. Most importantly we shipped more digital solutions to more customers than any time in our history.”

Some highlights from the quarter include:
•	Shipping NEXIO HD Server, which was introduced in September, 2004, to several customers, including the Outdoor Channel;
•
Shipping the X75HD to several customers, including The Hospital in the UK, WSBK-TV, KITV-4 and Turner Entertainment Networks (TEN) in the United States. The X75HD has also been deployed in mobile environments, such as Mobile TV Group and Shook Mobile Technology for installation on their new HD production trucks;

•	Introducing TVM-950HD Multi-Format High-Definition SDI Monitor with integral, high-resolution color LCD display at NAB 2005;
•
Winning several product awards at NAB in April 2005. X75HD multiple path converter/synchronizer and NEXIO HD video server each received an NAB Award for Innovation in Media (AIM). The X75HD also earned The TV Technology STAR Award (Superior Technology Award Recipient) and Broadcast Engineering magazine’s Pick Hit Award. ;

•	Announcing a letter of intent with the ABC Television Network to develop a state-of-the-art system to replace the ABC Television Network’s and affiliated stations’ branding systems;
•	Providing a turnkey system for deployment in NBC stations across the country in support of NBC Universal’s recently launched NBC Weather Plus, the country’s first 24/7, all-digital broadcast network.

Addition to the Board of Directors
The Company also announced today that Terry Nickerson has joined the Board of Directors. “We are pleased to welcome someone of Terry Nickerson’s caliber to our board of directors,” said Tim Thorsteinson. “Terry’s wealth of experience in directing the financial operations of some major Canadian companies make him a great asset to the Leitch board of directors.” Mr. Nickerson brings more than 30 years of high technology, financial and manufacturing experience to Leitch. He has served as Senior Vice President, Finance, and Chief Financial Officer of ATI Technologies Inc., and Northern Telecom Ltd.

Leitch Technology Announces Fourth Quarter and Year End Results - 3

The Company will host a live webcast on Tuesday, June 7 at 5:00 p.m. (ET). To access the webcast, please enter www.leitch.com/q4webcast. Click on the link for the webcast. From there, you may test or download the required software to access the webcast.

For those unable to participate in the conference call at the scheduled time, the conference call will be archived and available for replay through the Leitch website. To access the archive, please go to www.leitch.com/investors and click on the link for the Webcast Archive.

* Definitions
It is important to note that Net Operating Income (Loss) is not a measure of performance under Canadian or U.S. GAAP. Net Operating Income (Loss) should not be considered in isolation or as a substitute for net earnings (loss) prepared in accordance with Canadian or U.S. GAAP, nor as a measure of operating performance or profitability. Net Operating Income does not have a standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies. The Company uses Net Operating Income (Loss) to remove acquisition and investment in partly owned business-related charges, restructuring charges, as well as discontinued operations, which the Company views as outside its core operating results.

Leitch Technology Announces Fourth Quarter and Year End Results - 4

The following table reconciles net earnings (loss) to Net Operating Income (Loss):

(in $000’s)	Three months ended April 30,		Year ending April 30,
	2005	2004	2005	2004
Net earnings (loss) under Canadian GAAP	1,980	(21,737)	2,531	(37,299)
Restructuring / accretion charges	93	10,464	7,108	13,382
Inventory charge	-	9,634	-	9,634
Amortization of acquired technology	723	-	1,804	-
Gain on disposal of partly owned business	-	-	(2,057)	-
Estimated gain on disposal of discontinued operations, net of tax benefit	-	(827)	-	(827)
Equity interest in (earnings) losses of partly owned businesses	79	(55)	202	(54)
Net Operating Income (Loss) - Current definition	2,875	(2,521)	9,588	(15,164)

Revised definition for Fiscal 2006:

For fiscal 2006, the Company is revising its definition of Net Operating Income (Loss). The new definition will remove Investment income and Income taxes from the previous definition. The Company is making this change to remove net interest income earned on its cash balances and gains/losses on the disposal of capital assets, as the income generated by increased cash balances are not considered part of operations. Income taxes have also been removed due to the significant valuation allowances the Company has against its future tax assets; therefore, accounting tax expense is not meaningful in evaluating the Company’s operating results. The following table reconciles the definition for Net Operating Income (Loss) used in fiscal 2005 to that being used in fiscal 2006:

(in $000’s)	Three months ended April 30,		Year ending April 30,
	2005	2004	2005	2004
Net Operating Income (Loss) - Current definition	2,875	(2,521)	9,588	(15,164)
Investment income	(256)	(59)	(1,169)	(93)
Income taxes	-	-	-	(2,243)
Net Operating Income (Loss) - Revised definition	2,619	(2,580)	8,419	(17,500)

Forward Looking Statements
This news release contains forward-looking statements that involve risk and uncertainties. These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plans,” “continue,” or the negative thereof or other variations thereon or comparable terminology referring to future events or results. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors including, without limitation, the timing of acquisitions, restructuring and expansion opportunities, technological change which may impact the Company’s capital expenditures and results of operations, and competitive factors which may alter the timing and amount of the Company’s capital expenditures, any of which could cause actual results to vary materially from current results or the Company’s currently anticipated future results. Additional information concerning factors that could cause actual results to materially differ from those in such forward-looking statements is contained in the Company’s filings with Canadian and United States securities regulatory authorities. The Company wishes to caution readers not to place undue reliance upon such forward-looking statements

Leitch Technology Announces Fourth Quarter and Year End Results - 5

that speak only as of the date made. The Company assumes no obligation to update the information contained in this press release.

About Leitch Technology
Leitch Technology is a 34-year global leader in the design and distribution of high-performance video systems for the professional television industry. Leitch offers products and systems that enable operations of any size to streamline workflow, achieving a truly Integrated Content Environment for content production, processing, transmission, management and test and measurement. With a sole focus on and commitment to the television industry, Leitch provides premium customer support.

Leitch Technology Announces Fourth Quarter and Year End Results - 6

Supplemental Information:

During the quarter, the Company realigned its product segments, combining the former Server product line with the existing Digital Media product line. The Company also renamed its video processing and distribution product line to Infrastructure. Digital Media was changed to reflect the Company’s updated editing strategy, presented at NAB in April 2005, whereby the Company has consolidated the development efforts for editing across its product offering.

The charts below show revenue by product line and geography for the three months and year ended April 30, 2005, and 2004, as well as the three months ended January 31, 2005:

($000’s)	3 months ended April 30,				3 months ended
Product Line	2005	2004	Change	%	31-Jan-05	Change	%
Infrastructure	37,194	31,011	6,183	20%	35,921	1,273	4%
Digital Media	18,813	10,847	7,966	73%	13,772	5,041	37%
Product Revenue	56,007	41,858	14,149	34%	49,693	6,314	13%
Other	1,145	-	1,145	n/m	-	1,145	n/m
Total Revenue	57,152	41,858	15,294	37%	49,693	13,773	28%

($000’s)	3 months ended April 30,				3 months ended
Geography	2005	2004	Change	%	31-Jan-05	Change	%
United States	27,864	15,866	11,998	76%	20,832	7,032	34%
Non-US Americas	7,112	6,247	865	14%	5,946	1,166	20%
Europe	13,367	11,827	1,540	13%	12,722	645	5%
Pacific Rim	7,664	7,918	(254)	-3%	10,193	(2,529)	-25%
Product Revenue	56,007	41,858	14,149	34%	49,693	6,314	13%
Other	1,145	-	1,145	n/m	-	1,145	n/m
Total Revenue	57,152	41,858	15,294	37%	49,693	5,575	11%

($000’s)	Year ended April 30,
Product Line	2005	2004	Change	%
Infrastructure	154,316	112,471	41,845	37%
Digital Media	59,636	42,115	17,521	42%
Product Revenue	213,952	154,586	59,366	38%
Other	3,940	-	3,940	n/m
Total Revenue	217,892	154,586	63,306	41%

($000’s)	Year ended April 30,
Geography	2005	2004	Change	%
United States	93,807	62,963	30,844	49%
Non-US Americas	25,118	21,870	3,248	15%
Europe	52,625	38,042	14,583	38%
Pacific Rim	42,402	31,711	10,691	34%
Product Revenue	213,952	154,586	59,366	38%
Other	3,940	-	3,940	n/m
Total Revenue	217,892	154,586	63,306	41%

Other revenue relates to third-party equipment sold without margin.

Leitch Technology Announces Fourth Quarter and Year End Results - 7
Leitch Technology Corporation
Consolidated Statements of Earnings
(In thousands of Canadian dollars, except share and per share amounts - Unaudited)

	Three months	Three months
	ended	ended	Year ended	Year ended
	April 30,	April 30,	April 30,	April 30,
	2005	2004	2005	2004
Revenue	$56,007	$41,858	$213,952	$154,586
Third party equipment	1,145	-	3,940	-
Total revenue	57,152	41,858	217,892	154,586
Cost of goods sold	26,222	22,683	108,161	84,865
Third party equipment / other	1,145	9,634	3,940	9,634
Total Cost of goods sold	27,367	32,317	112,101	94,499
Gross margin	29,785	9,541	105,791	60,087
Expenses (income)
Selling and administrative expenses	18,115	14,504	64,250	57,955
Gross research and development	9,694	7,977	35,321	32,243
Investment tax credits	(643)	(726)	(2,199)	(2,977)
Other charges	93	10,464	7,108	13,382
Investment income, net	(256)	(59)	(1,169)	(93)
	27,003	32,160	103,311	100,510
Earnings (loss) from continuing operations before amortization, equity interest and income taxes	2,782	(22,619)	2,480	(40,423)
Amortization of acquired technology	723	-	1,804	-
Gain on disposal of partly owned business	-	-	(2,057)	-
Equity interest in losses (earnings) of partly owned businesses	79	(55)	202	(54)
Earnings (loss) from continuing operations before income taxes	1,980	(22,564)	2,531	(40,369)
Income taxes (recovery)	-	-	-	(2,243)
Earnings (loss) from continuing operations	1,980	(22,564)	2,531	(38,126)
Gain from discontinued operations, net of tax benefit	-	827	-	827
Net earnings (loss)	$1,980	$(21,737)	$2,531	$(37,299)
Earnings (loss) per share from continuing operations:
Basic	$0.05	$(0.65)	$0.07	$(1.16)
Diluted	$0.05	$(0.65)	$0.07	$(1.16)
Earnings (loss) per share:
Basic	$0.05	$(0.63)	$0.07	$(1.13)
Diluted	$0.05	$(0.63)	$0.07	$(1.13)
Weighted average number of shares outstanding (thousands):
Basic	39,271	34,583	37,041	32,966
Diluted	39,907	34,583	37,834	32,966

Leitch Technology Announces Fourth Quarter and Year End Results - 8

Leitch Technology Corporation
Consolidated Statements of Retained Earnings (Deficit)
(In thousands of Canadian dollars - Unaudited)

	Three months	Three months
	ended	ended	Year ended	Year ended
	April 30,	April 30,	April 30,	April 30,
	2005	2004	2005	2004
Retained earnings (deficit), beginning of period	$(94,472)	$(73,286)	$(95,023)	$(57,724)
Net earnings (loss)	1,980	(21,737)	2,531	(37,299)
Retained earnings (deficit), end of period	$(92,492)	$(95,023)	$(92,492)	$(95,023)

Leitch Technology Announces Fourth Quarter and Year End Results - 9

Leitch Technology Corporation
Consolidated Statements of Cash Flows
(In thousands of Canadian dollars - Unaudited)

	Three months	Three months
	ended	ended	Year ended	Year ended
	April 30,	April 30,	April 30,	April 30,
	2005	2004	2005	2004
Cash flows provided by (used in):
Operating activities:
Earnings (loss) from continuing operations	$1,980	$(22,564)	$2,531	$(38,126)
Items not involving cash:
Depreciation	3,063	2,958	11,873	11,859
Future income taxes	(1,174)	(465)	(323)	(4,166)
Stock-based compensation	397	206	1,361	206
Amortization of acquired technology	723	-	1,804	-
Equity interest in (earnings) losses of partly owned businesses	79	(55)	202	(54)
Gain on disposal of partly owned businesses	-	-	(2,057)	-
Deferred gain on disposal of building	-	53	175	53
Loss on disposal of capital assets	-	428	1,662	425
Net change in non-cash balances related to operations	(1,388)	19,956	(2,067)	17,194
Cash flows provided by (used in) operating activities	3,680	517	15,161	(12,609)
Financing activities:
Issuance of capital stock	-	-	42,714	21,546
Share issue costs	-		(2,252)	(1,067)
Proceeds from exercise of stock options	75	-	615	-
Repayment of mortgage payable	-	-	(1,692)	-
Other long-term liabilities	(405)	5,880	(337)	5,880
Cash flows provided by (used in) financing activities	(330)	5,880	39,048	26,359
Investing activities:
Investment in capital assets	(1,136)	(637)	(3,450)	(2,543)
Business acquisitions and investments, net of cash acquired	(600)	-	(38,199)	-
Decrease (increase) in short-term investments	1,947	-	(17,813)	-
Proceeds from disposal of shares in partly owned business	-	-	2,057	-
Proceeds from disposal of capital assets	-	362	608	3,581
Cash flows provided by (used in) investing activities	211	(275)	(56,797)	1,038
Change in cash balances due to foreign exchange	(1,316)	18	(4,317)	(1,745)
Increase (decrease) in cash and cash equivalents	2,245	6,140	(6,905)	13,043
Cash and cash equivalents, beginning of period	22,453	25,463	31,603	18,560
Cash and cash equivalents, end of period	$24,698	$31,603	$24,698	$31,603
Supplementary cash flow information:
Income taxes paid	$-	$-	$-	$396
Interest paid	29	3	95	7
Common shares issued for acquisition	-	-	330	-

Leitch Technology Announces Fourth Quarter and Year End Results - 10

Leitch Technology Corporation
Consolidated Balance Sheets
(In thousands of Canadian dollars - Unaudited)

	April 30, 2005	April 30, 2004
Assets
Current assets:
Cash and cash equivalents	$24,698	$31,603
Marketable Securities	17,813	-
Accounts receivable	40,907	26,347
Inventory	45,396	44,605
Future income taxes	3,740	3,085
Income taxes recoverable	1,330	481
Prepaid expenses and other assets	6,757	6,384
	140,641	112,505
Capital assets	34,193	34,656
Future income taxes	20,555	20,823
Investments in partly owned businesses	1,560	1,762
Acquired technology	9,778	-
Goodwill	19,985	-
	$226,712	$169,746
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$42,142	$26,296
Income taxes payable	19	19
	42,161	26,315
Long term liabilities	7,697	5,880
Shareholders' equity:
Capital stock	276,266	234,637
Contributed surplus	1,253	114
Cumulative translation account	(8,173)	(2,177)
Retained earnings (deficit)	(92,492)	(95,023)
	176,854	137,551
Commitments and contingencies
	$226,712	$169,746